September 20 , 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Valerie J. Lithotomos

Re:	Western Asset High Yield Defined Opportunity Fund Inc.

Registration Statement on Form N-2, File Nos. 333-168292 and 811-22444

Ladies and Gentlemen:

On behalf of Western Asset High Yield Defined Opportunity Fund Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2010, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by facsimile from the staff of the Commission (the “Staff”) on September 14, 2010, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

Prospectus Cover Page

Investment Objectives and Strategies

1.    Please advise the staff of the meaning of the term “Defined Opportunity.”

The Fund notes that the phrase “defined opportunity” is meant to refer to the opportunity to invest in a portfolio of high-yield corporate fixed income securities at what LMPFA and Western Asset believe are attractive prices. In addition, the phrase identifies the limited, or definite, term of the Fund. The Registration Statement states on page 1 of the Prospectus that LMPFA and Western Asset believe that current market conditions have created an opportunity to purchase a “portfolio of primarily high-yielding corporate fixed income securities with varying maturities at attractive prices. Additionally, LMPFA and

Western Asset believe that the Fund’s limited term, closed-end structure allows investors to take advantage of current market conditions by purchasing a managed portfolio of primarily high-yield corporate fixed income securities at discounted market valuations, without the diminution of value that could occur in an open-end structure. The closed-end structure allows the Fund to maintain a stable pool of assets, without the need to keep assets in low-yielding instruments like cash or cash equivalents or to liquidate assets, sometimes at inopportune times, to meet redemption requests. The Fund’s limited term structure may also mitigate trading discount concerns for long-term investors because the Fund intends to terminate on or about September 30, 2025 and distribute substantially all its net assets to stockholders, after making appropriate provisions for any liabilities of the Fund.” Please see pages 1- 2 of the Prospectus.

Pricing Table

2.    In footnote 3, it appears that the price does not include the sales load. Please revise accordingly.

In response to the Staff’s comment, the language in footnote 2 has been revised as follows:

“After payment of such expenses (including the sales load), proceeds to the Fund will be $19.06 per share.”

3.    In your response letter, confirm that the pricing table will appear on the outside front cover page of the prospectus.

In response to the Staff’s comment, the Fund confirms that the pricing table will appear on the outside front cover page of the prospectus.

4.    Please disclose what is meant by “Non-U.S. Subadvisers.” Also, please disclose the status of Western Asset Management Company Pte., Ltd. in Singapore, Japan, and London. Specifically, state whether they are investment advisers, actual entities, or agents to the Fund.

In response to the Staff’s comment, the prospectus cover page has been revised to state that the Non-U.S. Subadvisers act as subadvisers to the Fund. In addition a cross reference has been added to “Management of the Fund-Non-U.S. Subadvisers.”

Each of Western Singapore, Western Japan and Western Asset Limited is an SEC registered investment adviser that provides services to the Fund pursuant to a subadvisory agreement between it and Western Asset.

Prospectus Summary

The Offering

5.    Please disclose whether the Fund must sell a minimum amount of common stock in order to commence operations. If not, is there a risk the Fund may not have adequate capital or its expense ratio will be higher than anticipated.

In response to the Staff’s comment, the Fund respectfully submits that there is no minimum amount of common stock that the Fund must sell in order to commence operations. The Summary of Fund Expenses assumes that the Fund issues approximately 12,500,000 shares of Common Stock. The Fund notes that it has included disclosure of the effect on its expense ratio of a smaller offering in the Registration Statement on page 17 in the “Summary of Fund Expenses”. The disclosure states the following:

“If the Fund issues fewer common shares, all other things being equal, these expenses would increase as a percentage of net assets attributable to common stock.”

Who May Want to Invest

6.    Explain the reason, if any, for selecting the liquidation date for the Fund of “on or about September 30, 2025,” versus any other date.

In response to the Staff’s comment, the Fund has a 15-year term because Western Asset believes that 15 years is a sufficiently long period for the Fund to achieve its investment objectives. September 30, 2025 was chosen as the Fund’s termination date because it is a business day roughly fifteen years following the anticipated commencement of the Fund’s operations.

7.    Please clarify whether, absent shareholder approval to extend the life of the Fund, the Fund’s last liquidating distribution is expected to occur on or about September 30, 2025. If not, then disclose the approximate date by which the Fund is expected to make its final liquidating distribution.

In response to the Staff’s comment, the Fund directs the Staff to the existing disclosure on page 5 and page 30 of the Registration Statement which states, “The Fund expects to complete its final distribution on September 30, 2025 but the liquidation process could be extended depending on market conditions at that time.”

8.    Please disclose whether the investments of up to 20% of net assets in government securities will be in foreign governments, agencies, and instrumentalities.

In response to the Staff’s comment, the Fund has revised the disclosure on page 2 and page 19 of the Registration Statement as follow:

“Under normal market conditions, the Fund may also invest up to 20% of its net assets in fixed income securities issued by U.S. or foreign governments, agencies, and instrumentalities and/or fixed income securities that are investment grade quality.”

Investment Strategies and Policies

9.    Please disclose whether the Fund may purchase securities in default.

In response to the Staff’s comments, the Fund advises the Staff that it does not intend to purchase securities in default.

10.    Given the current economic market, disclose the anticipated duration of the Fund’s portfolio in the upcoming year.

In response to the Staff’s comment, the Fund has revised the disclosure on pages 3 and 20 of the Registration Statement as follows:

“In purchasing securities and other investments for the Fund, Western Asset may take full advantage of the entire range of maturities offered by fixed income securities and may adjust the average maturity or duration of the Fund’s portfolio from time to time, depending on its assessment of the relative yields available on securities of different durations and its expectations of future changes in interest rates. The duration of the Fund’s portfolio in its first year of operations is anticipated to be three to seven years. This anticipated duration may change significantly and is dependent on market conditions and investment opportunities available to the Fund. As the termination date of the Fund approaches, Western Asset may manage the Fund’s assets in a manner that causes the dollar weighted average maturity of its assets to shorten and/or increase the percentage of cash or cash equivalents in the Fund’s portfolio.”

11.    Please clarify whether preferred shares in which the Fund may invest could include auction rate preferred shares, and, if so, please highlight the risks. Also, please disclose whether the Fund will give a 60 day notice before changing investment strategies.

In response to the Staff’s comment, the Fund advises the Staff that the Fund will not invest in auction rate preferred shares.

In response to the Staff’s comment regarding the 60 day notice period, the following disclosure has been added to page 19 of the Registration Statement:

“The Fund may not change its policy to invest, under normal market conditions, at least 80% of its net assets in a portfolio of high-yield corporate fixed-income securities with varying maturities unless it provides stockholders with at least 60 days’ written notice of such change.”

12.    Please disclose whether selling securities prior to their maturity dates may result in a loss and/or penalty.

In response to the Staff’s comment, the Fund respectfully submits that the Fund may from time to time sell securities prior to their maturity at a loss when Western Asset believes it is appropriate. Western Asset employs an actively managed investment approach and utilizes the expertise of its large and experienced team of credit analysts, risk analysts and portfolio managers in determining when to buy and sell securities. Other than the potential for investment losses due to market price fluctuations, the Fund does not expect that selling a security before its maturity date would result in a penalty to the Fund solely because the sale was made prior to maturity.

The Fund has added the following disclosure to page 3 of the Registration Statement:

“Western Asset may allocate and reallocate the Fund’s assets from time to time based on its analysis of economic and market conditions and the relative returns and risks then represented by each type of security. Western Asset may from time to time sell securities prior to their maturity at a loss when Western Asset believes it is appropriate to do so in light of this analysis. The Fund may depart from its principal investment strategy in response to adverse economic, market or political conditions. During such periods, the Fund may invest all or a portion of its assets in obligations of the U.S. government, its agencies or instrumentalities; investment grade fixed income securities; investment grade commercial paper; certificates of deposit and bankers’ acceptances; repurchase agreements with respect to any of the foregoing investments or any other fixed income securities that Western Asset considers consistent with this strategy.”

Leverage

13.    Please advise the staff when the interpretations and guidance provided by the SEC would not be taken into account, given that the disclosure states that they “may be taken into account when deemed appropriate by the Fund.”

In response to the Staff’s comment, pages 4 and 29 of the Registration Statement have been revised to state the following:

“For these purposes, interpretations and guidance provided by the SEC staff will be taken into account by the Fund.”

14.    Please clarify whether up to 100% of the Fund’s assets will be in a segregated account.

In response to the Staff’s comment, the Fund respectfully submits that up to 100% of the Fund’s assets could be in a segregated account or otherwise used to “cover” the Fund’s obligations under certain derivative instruments. However, since the use of derivatives is not a principal investment strategy of the Fund, this is highly unlikely to occur. The Fund has a 20% limit on the notional amount of credit derivative instruments. Notwithstanding this 20% limit, the Fund may invest without limitation in derivative instruments related to currencies and interest rates used solely for hedging purposes. Therefore, up to 100% of the Fund’s assets could be in a segregated account or otherwise used to “cover” the Fund’s obligations under derivative instruments.

Derivatives

15.    Please disclose what the Fund expects in the first year of operation, in terms of using derivatives, and which ones.

In response to the Staff’s comment, the Fund has revised the disclosure on page 5 and pages 22-23 of the Registration Statement as follows:

“The Fund may invest in derivative instruments primarily for hedging and risk management purposes, although the Fund may also use derivative instruments for investment purposes. Investment in derivative instruments is not a principal investment strategy of the Fund. Derivative instruments include options contracts, futures contracts, options on futures contracts, indexed securities, currency forwards, credit default swaps and other swap agreements. The Fund may use derivative instruments to gain exposure to or hedge its exposure to high-yield securities primarily through the use of credit default swaps but may also use other derivative instruments, provided that the Fund’s exposure to credit derivative instruments, as measured by the total notional amount of all such instruments, will not exceed 20% of its net assets. With respect to this limitation, the Fund may net derivatives with opposite exposure to the same underlying instrument. Notwithstanding the foregoing limitation, the Fund may invest without limit in derivative instruments related to currencies and interest rates; provided that such currency and interest rate derivatives are used for hedging purposes only. To the extent that the security or index underlying the derivative or synthetic instrument is or is composed of high-yield corporate fixed income securities, the Fund will include such derivative and synthetic instruments for the purposes of the Fund’s policy to invest at least 80% of its net assets in a portfolio of high-yield corporate fixed income securities. Credit derivatives, by their design, have a high correlation to the underlying securities.”

16.    Please disclose the maximum percentage of Fund assets that may be invested in derivatives. Also, please provide an indication of expected transactions in derivatives. Please clarify the investment in derivatives percentage, given that it appears the Fund may have up to 40% in derivatives.

In response to the Staff’s comment, the Fund points the Staff to the Fund’s response to Comment 15 and to the disclosure on pages 5 and 22-23 of the Registration Statement which states the following:

“The Fund may use derivative instruments to gain exposure to or hedge its exposure to high-yield securities primarily through the use of credit default swaps but may also use other derivative instruments, provided that the Fund’s exposure to credit derivative instruments, as measured by the total notional amount of all such instruments, will not exceed 20% of its net assets. …. Notwithstanding the foregoing limitation, the Fund may invest without limit in derivative instruments related to currencies and interest rates; provided that such currency and interest rate derivatives are used for hedging purposes only.”

17.    Please disclose whether synthetics or derivatives will have a positive correlation (not inverse). Also, disclose how closely these derivatives will correlate to actual junk securities.

In response to the Staff’s comment, the Fund directs your attention to its response to Comment 15.

18.    Please disclose that the life of the Fund may be altered if it is acquired by another fund or it fails financially.

In response to the Staff’s comment the Fund has revised the disclosure on page 5 and page 30 of the Registration Statement to state:

“Absent stockholder approval to shorten or extend the life of the Fund, the Fund’s Articles of Incorporation (“Articles”) provide the Fund will terminate its existence on or about September 30, 2025, except for the purpose of satisfying any existing debts or obligations, collecting and distributing its assets and doing all other acts required to liquidate and wind up its business and affairs. If the Fund has not liquidated and wound up its business and affairs on or about September 30, 2025, the Directors shall become trustees of the Fund’s assets for purposes of liquidation. The term of the Fund may be shortened or altered if it is acquired by another fund or if the Fund fails financially. Upon its termination, the Fund will distribute substantially all of its net assets to stockholders, after making appropriate provision for any liabilities of the Fund.”

The Fund also directs the Staff, to disclosure in “Risks-Limited Term Risk” on page 35 of the Registration Statement which states the following:

“In addition, other provisions of the Articles may permit the Fund (with stockholder approval) to take certain actions that could have the effect of changing the termination date, such as through merger, consolidation or liquidation.”

Limited Term

19.    Please define “or about” in the term, and state how much time is acceptable.

In response to the Staff’s comment, the Fund confirms that the Fund has a limited period of existence and, absent stockholder approval to shorten or extend the life of the Fund, it shall cease to exist at the close of business on September 30, 2025, except that the Fund shall continue to exist for the purpose of paying, satisfying, and discharging any existing debts or obligations, collecting and distributing its assets and doing all other acts required to liquidate and wind up its business and affairs.

Selected Risk Considerations

20.    In the section titled “Repurchase Agreements Risk,” please disclose the maximum percentage of Fund assets that may be in repurchase agreements.

In response to the Staff’s comment, the Fund notes that repurchase agreements are not included in the 80% bucket of investments in high-yield corporate fixed income securities. Therefore, the Fund could invest up to 20% of its net assets in repurchase agreements. The Fund, however, does not anticipate entering into repurchase agreements to a significant extent and therefore has not added disclosure to the Registration Statement.

21.    Given that investing in derivatives is a risk, please clarify why investing in derivatives is not in the Fund’s principal investment strategy. Also, please disclose that the Fund will not have more than 10% of the Fund’s assets in one counterparty. We may have further comments.

In response to the Staff’s comment, the Fund respectfully submits that although investing in derivatives would pose certain risks to the Fund, it is not a principal investment strategy of the Fund. In addition, the Fund will not have more than 10% of the Fund’s assets in one counterparty.

The Fund has added disclosure on page 3 and page 19 of the Registration Statement that states:

“Not more than 10% of the Fund’s net assets may be invested in any issuer, except securities issued by the U.S. government and its agencies.”

22.    Please disclose whether the investment in asset-backed, mortgage-backed or mortgage-related securities will be significant, and if so, please revise accordingly.

In response to the Staff’s comment, the Fund advises the Staff that it does not intend to invest in asset-backed, mortgage-backed or mortgage-related securities to a significant extent. The Fund has deleted the word “significantly” from the “Asset-Backed, Mortgage-Backed or Mortgage-Related Securities” risk factor. The first sentence of the risk factor now reads as follows:

“To the extent the Fund invests in asset-backed, mortgage-backed or mortgage-related securities, its exposure to prepayment and extension risks may be greater than other investments in fixed income securities.”

Summary of Fund Expenses

23.    Given that there are no acquired fund fees and expenses shown in the fee table, please confirm to the staff in your response letter that the Fund does not anticipate making investments of a sufficient amount that may trigger the need for an acquired fund fees and expenses line item in the fee table in the next 12 months.

In response to the Staff’s comment, the Fund represents that it does not intend to invest in other investment companies during the next 12 months in an amount that would trigger the need for an acquired fund fees and expenses line item in the fee table. Therefore the Fund has not included acquired fund fees and expenses in the fee table.

24.    Please confirm that the costs of selling short will be included in “Other Expenses” or as a separate line item, if it is significant.

In response to the Staff’s comment, the Fund represents that it does not intend to sell securities short during the next 12 months. Therefore, the Fund has not included any estimated expenses (such as dividend or financing charges) related to short selling in the fee table.

The Fund’s Investments

25.    Disclose whether leveraging is carved out from the Fund’s percentage limitations on investments.

In response to the Staff’s comment, the Fund submits that leveraging is not carved out from the Fund’s percentage limitations on investments. As a fundamental policy, the Fund will not leverage its capital structure by issuing senior securities.

The Fund has added disclosure on page 4 and page 29 of the Registration Statement that states the following:

“As a fundamental policy, the Fund will not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments. However, the Fund may borrow for temporary or emergency purposes as permitted by the Investment Company Act of 1940, as amended (the “1940 Act”). All of the Fund’s assets are subject to the Fund’s percentage limitations on investments, whether or not they were purchased with funds attributable to leverage.”

26.    Please disclose whether the investments of up to 20% in fixed income securities issued by governments will be in foreign governments.

In response to the Staff’s comment, the Fund has revised the disclosure on page 2 and page 19 as follows:

“Under normal market conditions, the Fund may also invest up to 20% of its net assets in fixed income securities issued by U.S. or foreign governments, agencies, and instrumentalities and/or fixed income securities that are investment grade quality.”

27.    In the section titled “Credit Default Swaps,” please explain the inconsistency, where it states that the Fund would effectively add leverage to its portfolio, but later states that it will “limit any potential leveraging in the Fund’s portfolio.”

In response to the Staff’s comment, the Fund has deleted the language in the “Credit Default Swaps” section on page 24 of the Registration Statement which states that it will “limit any potential leveraging in the Fund’s portfolio.” The statement is not necessary given the 20% limit on the total notional amount of the Fund’s derivative instruments.

28.    Please disclose the recent market experience with credit default swaps, and add a risk that these may be regulated in the future.

In response to the Staff’s comment, the Fund has added disclosure on page 40 of the Registration Statement to “Risks-Credit Default Swap Risk” as follows:

“Recent market developments related to credit default swaps have prompted increased scrutiny with respect to these instruments. As a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act, credit default swaps may in the future be subject to increased regulation. Such regulation may limit the Fund’s ability to use credit default swaps.”

29.    Please clarify that investments in other investment companies, the other investment companies must have an 80% policy in junk bond investments.

In response to the Staff’s comment, the Fund has added the following disclosure on page 27 of the Registration Statement:

“The Fund will not consider an investment in securities of other closed-end or open-end investment companies toward meeting its policy of investing at least 80% of its net assets in high-yield securities unless such closed-end or open-end investment company has a policy of investing at least 80% of its net assets in high yield securities.”

Limited Term

30.    Please disclose what factors the board of directors will consider when deciding whether to terminate and liquidate the Fund prior to its termination date.

In response to the Staff’s comment, the Fund respectfully submits that pursuant to the Fund’s Amended Articles of Incorporation, the Fund has a limited term of existence and shall cease to exist at the close of business on or about September 30, 2025. If prior to such termination, the Board determines that termination and liquidation of the Fund on or about September 30, 2025 will not be in the best interest of stockholders, the Board can present an amendment to the Articles for stockholder approval that would change the termination date of the Fund. The Fund has revised the disclosure on page 6 and page 30 of the Registration Statement as follows:

“The Fund expects to complete its final distribution on September 30, 2025, but the liquidation process could be extended depending on market conditions at that time. Prior to such termination, the Board of Directors will consider whether it is in the best interests of stockholders to terminate and liquidate the Fund. In making this determination the Board may consider certain factors, including, but not limited to, the inability to sell the Fund’s assets in a time frame consistent with the termination date of the Fund due to lack of market liquidity or other extenuating circumstances. Additionally, the Board may consider whether market conditions are such that it is reasonable to believe that with an extension the Fund’s remaining assets will appreciate by an amount that is meaningful relative to the cost and expense of continuing the operation of the Fund. If the Board of Directors determines that under the circumstances, termination and liquidation of the Fund on or about September 30, 2025 would not be in the best interests of stockholders, the Board of Directors will present an appropriate amendment to the Articles at a regular or special meeting of stockholders. The Articles require either (i) the affirmative vote of at least 75% of the Board of Directors and at least 75% of the votes entitled to be cast by stockholders or (ii) the affirmative vote of 75% of the Continuing Directors (as defined in the Articles) and the approval of the holders of a majority of the votes entitled to be cast thereon by stockholders. Unless the termination date is amended by stockholders in accordance with the Articles, the Fund will be terminated on or about September 30, 2025 (regardless of any change in state law affecting the ability of the Board of Directors to amend the Articles). See “Certain Provisions in the Articles of Incorporation and By-Laws” and “Risks— Limited Term Risk.”

Subadviser Philosophy

31.    Please disclose how a three- to seven-year market cycle comports with the Fund’s termination date.

In response to the Staff’s comment, the Fund respectfully submits that a three-to seven-year market cycle does not impact a Fund with a limited term differently than a fund with a perpetual term. The Fund will be actively managed throughout different market cycles. However, as the termination date of the Fund approaches, Western Asset’s investment approach with respect to the Fund may change. Please see the following disclosure under “Investment Strategies” on page 20 of the Registration Statement:

“As the termination date of the Fund approaches, Western Asset may manage the Fund’s assets in a manner that causes the dollar weighted average maturity of its assets to shorten and/or increase the percentage of cash or cash equivalents in the Fund’s portfolio.”

Managed Distribution Policy

32.    Please state that a return of capital merely represents a return (versus a “partial return”) of a shareholder’s original investment and does not represent a gain or income on the Fund’s investments.

In response to the Staff’s comment, the Fund has revised the disclosure as requested. Please see page 49 of the Registration Statement which has been revised as follows:

“A “return of capital” merely represents a return of your original investment and does not represent a gain or income on the Fund’s investments.”

33.    Please disclose that the Fund has not opted in to the Control Shares Acquisition Act. We may have further comments.

In response to the Staff’s comment, the Fund confirms that it has not opted into the Control Shares Acquisition Act. The Fund has revised the disclosure related to the Control Shares Acquisition Act in “Certain Provisions in the Articles of Incorporation and Bylaws”

Underwriting

34.    Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund’s offering.

In response to the Staff’s comment, the Fund represents that the proposed terms of the underwriting contained in the Registration Statement have been filed with FINRA for review and approval prior to the effectiveness of the Registration Statement.

Investment Restrictions

35.    Please add appropriate disclosure in the prospectus and SAI about whether the Fund will invest in reverse repurchase agreements as a form of borrowing.

In response to the Staff’s comment, the Fund confirms that it will not invest in reverse repurchase agreements.

36.    In investment restriction number 4, please add the phrase “or group of industries” after the phrase “in any one industry.”

In response to the Staff’s comment, the Fund has revised the disclosure as requested.

General Comments

37.    We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

The Fund acknowledges the Staff’s comment.

38.    Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

The Fund has not submitted and does not intend to submit an exemptive application or no-action request in connection with the Registration Statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

The Fund and management have acknowledged the Staff’s comment.

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments. Included as Exhibit A to this letter is a copy of Amendment No. 1 marked to reflect cumulative changes to the Registration Statement originally filed with the Commission on July 23, 2010.

Please call Sarah Cogan (212-455-3575) or Gabrielle Kelleher (212-455-7696) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP